Exhibit 99(a)(14)

Non-binding unofficial translation into English for information purposes only. Original in French.

Michel Alard interview: English translation of French transcript

Released on January 23, 2009

EuroBusiness Media (EBM): Wavecom is subject to a friendly takeover offer from Sierra Wireless. Michel Alard, welcome. You are the co-founder and Chairman of the Board of Wavecom. Why do you feel that the Sierra Wireless offer is attractive for Wavecom?

Michel Alard (MA): Well, you know, I’ve been following this industry since 1993, when Wavecom was created, which was also the creation date of Sierra Wireless, a company which I regard highly. It’s a company that has a very similar history to Wavecom’s, and which shares common values and culture. It’s a key player in the wireless communications industry, in particular for laptop computers. The takeover bid is friendly and aims to bring together two companies which complement each other. And lastly, I think this offer fully values all of Wavecom’s fundamentals.

EBM: Sierra Wireless is offering €8.50 per share and €31.93 per OCEANE. What do you think of the price of the offer?

MA: €8.50 in cash represents a 108% premium compared to the share price of Wavecom on October 3, 2008. That is why the Board, which I chair, is unanimously in favor of this offer, in-so-far as we consider it to be in the interest of the company, its shareholders and its employees. Aram Hékimian and myself, as co-founders of the company, have decided to tender our shares, i.e. 21% of the entire share capital of Wavecom. And I am convinced that this transaction creates value for the company in a particularly difficult economic environment.

EBM: To be specific, how does one go about tendering their shares to the offer?

MA: Wavecom shareholders and OCEANE convertible bond holders who wish to tender their securities to this offer must absolutely contact their financial advisor before February 12, 2009, the expiration date of this offer. To help them with their decision, a toll free number is available (00 800 5464 5464). And lastly, all of the documents relating to this transaction are available both on the Wavecom and Sierra Wireless websites, as well as the AMF website.

EBM: What would happen to shareholders who should decide not to tender their shares to the offer?

MA: It’s obviously difficult to predict the share price after the transaction, but nevertheless it’s likely that the low liquidity of the stock will not be a positive. Finally, it’s worth pointing out that Sierra Wireless intends to ask for a mandatory squeeze-out if minority shareholders represent less than 5% of the share capital.

EBM: Finally, before parting, do you have any concluding remarks?

MA: I must say that Sierra Wireless is a company for which I have great regard, and I am convinced that the combination of these two companies creates a lot of value, and will give rise to a world leader in wireless communications. That is why I encourage all Wavecom shareholders to follow the example of the co-founders, to which I belong, and to tender their shares to this offer.

EBM: Michel Alard, thank you very much.

MA: Thank you.

Copies of the French offer document (visa No. 09-002, dated January 6, 2009) and the document containing the information on other aspects, including the legal, financial and accounting policies of the offeror are available on the Sierra Wireless, Inc.’s website, (www.sierrawireless.com) and the AMF’s website (www.amf-france.org) and can be obtained without charge from Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris.

The response document of Wavecom (visa No. 09-003, dated January 6, 2009) and the document containing the information on other aspects, including the legal, financial and accounting policies of Wavecom are available on the AMF’s website (www.amf-france.org) and on the Wavecom website (www.wavecom.com/Takeover_bid) and can be obtained without charge from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux (France), and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris (France).

The tender offers described herein are being made for the ordinary shares, American depositary shares (the “ADSs”) and convertible bonds (the “OCEANEs”) of Wavecom. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French Autorité des marchés financiers (the “AMF”) as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless filed with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse Wavecom has filed with the SEC and AMF, respectively, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).

This document does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities held by U.S. holders (“U.S. Holders”) (within the meaning of Rule 14d-1(d) of the United States Securities Exchange Act of 1934), nor does it constitute an offer to purchase any ADSs, wherever held, or a solicitation of an offer to sell any ADSs, wherever held.

U.S. Holders of any Wavecom shares and OCEANEs may not tender into the offer described in this document. No ADSs, wherever the holder is located, may be tendered into the offer described in this document. U.S. Holders of shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their shares, OCEANEs and ADSs into the corresponding offer that the offeror has initiated in the U.S. (the “U.S. Offer”). More information about the U.S. Offer is available free of charge at the SEC’s website (www.sec.gov).

The replay of this interview contains forward-looking statements which are not historical facts. Such forward-looking statements relate to the combined company’s future business prospects, product lines and R&D capabilities. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Sierra Wireless and Wavecom’s filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Further risks and uncertainties include, among others, the risk that the future trading price of Wavecom’s stock is likely to be volatile and could be subject to wide price fluctuations ; the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful ; and the risk that stockholder litigation in connection with Sierra Wireless’ offer, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.